SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934*

Martin Marietta Materials, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

573284106

(CUSIP Number of Class of Securities)

Daniel S. Loeb

Third Point LLC

390 Park Avenue

New York, NY 10022

(212) 224-7400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copies to:

Robert C. Schwenkel, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004

(212) 859-8167

February 8, 2007

(Date of Event which Requires

Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 573284106	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Third Point LLC I.D. #13-3922602
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

3,000,000**
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

3,000,000**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

3,000,000**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14	TYPE OF REPORTING PERSON*

OO

**	See Item 5

SCHEDULE 13D

CUSIP No. 573284106		Page 3 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

3,000,000**
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

3,000,000**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

3,000,000**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14	TYPE OF REPORTING PERSON*

IN

**	See Item 5

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed on behalf of Third Point LLC, a Delaware limited liability company (the “Management Company”), and Daniel S. Loeb, an individual (“Mr. Loeb”, and together with the Management Company, the “Reporting Persons”) and amends the Schedule 13D filed on December 11, 2006 on behalf of Reporting Persons (the “Schedule 13D”). This Amendment No. 1 relates to the Common Stock, par value $0.01 per share, of Martin Marietta Materials, Inc., a North Carolina corporation (the “Company”). Unless the context otherwise requires, references herein to the “Common Stock” are to such Common Stock of the Company. The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the “Funds”). The Funds directly own the Common Stock and the options to acquire Common Stock to which this Amendment No. 1 relates, and the Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The Funds expended an aggregate of approximately $260,344,020 of their own investment capital to acquire the 2,750,000 shares of Common Stock held by them and approximately $3,625,600 of their own investment capital to acquire options to purchase 250,000 shares of Common Stock.

The Funds effect purchases of securities primarily through margin accounts maintained for them with Bear, Stearns Securities Corp. and Goldman, Sachs & Co., which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) As of the date of this Amendment No. 1, the Management Company beneficially owns 3,000,000 shares of Common Stock, consisting of 2,750,000 shares of Common Stock held by the Funds (the “Shares”) and 250,000 shares of Common Stock acquirable upon

4

exercise of options held by the Funds (the “Options”). The Management Company shares voting and dispositive power over such holdings with Mr. Loeb and with the Funds. The Shares and shares of common Stock acquirable upon exercise of the Options together represent 6.6% of the 45,144,572 shares of Common Stock outstanding as of October 27, 2006, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006. The percentages used herein and in the rest of this statement are calculated based upon this number of outstanding shares. None of the individual Funds owns a number of shares of Common Stock representing more than 5% of such total.

(b) The Management Company and Mr. Loeb share voting and dispositive power over the 3,000,000 shares of Common Stock beneficially owned by the Funds (including the shares of Common Stock subject to the Options).

(c) Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Reporting Persons, in the Common Stock during the past 60 days.

Schedule B hereto sets forth certain information with respect to transactions during the past 60 days by the Funds, at the direction of the Reporting Persons, in options to purchase Common Stock.

All of the transactions set forth on Schedule A were effected in open market transactions. All of the transactions set forth on Schedule B are American Call Options entered into between Third Point Offshore Fund, Ltd., (“Third Point Offshore”), one of the Funds, and a major investment bank. All of the Options are exercisable at the option of Third Point Offshore and expire on February 16, 2007. Except as set forth above and on Schedule A and Schedule B, during the last 60 days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

(d) Other than the Funds which directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits.

99.1	Power of Attorney granted by Mr. Daniel S. Loeb in favor of James Kelly, Justin Nadler, Zachary Snow and Keith Waller, dated December 1, 2006.

[Signatures on following page]

5

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2007

THIRD POINT LLC

By:	Daniel S. Loeb,
Chief Executive Officer

By:	/s/ Justin Nadler
Name:	Justin Nadler
Title:	Attorney-in-Fact

DANIEL S. LOEB

By:	/s/ Justin Nadler
Name:	Justin Nadler
Title:	Attorney-in-Fact

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO SCHEDULE 13D

WITH RESPECT TO MARTIN MARIETTA MATERIALS, INC.]

Schedule A

(Transactions by the Funds in Common Stock

during the past 60 days)

Date	Transaction	Shares	Price Per Share ($)
02/08/07	Buy	165,000	119.345
01/31/07	Sell	(28,800)	115.420
01/31/07	Buy	28,800	115.420
01/09/07	Buy	35,000	99.877
01/05/07	Sell	(18,000)	100.830
01/05/07	Buy	18,000	100.830
12/18/06	Buy	100,000	101.761

Schedule B

(Transactions by the Funds during the past 60 days in Options to purchase Common Stock, each with a strike price of $90.00 per share)

Date	Transaction	Shares Acquirable Upon Exercise	Option Price Per Share($)
01/09/07	Buy	65,000	12.290
12/21/06	Buy	79,000	15.350
12/20/06	Buy	56,000	15.850
12/19/06	Buy	50,000	14.530